UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-                                         .

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2011
     This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2011 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) the implementation of the registrant’s business strategy, including its development of the Ivinhema project; (iii) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of the registrant’s financing strategy and capital expenditure plan; (v) the maintenance of the registrant’s relationships with its customers; (vi) the competitive nature of the industries in which the registrant operates; (vii) the cost and availability of financing; (viii) future demand for the commodities the registrant produces; (ix) international prices for commodities; (x) the condition of the registrant’s land holdings; (xi) the development of the logistics and infrastructure for transportation of the registrant’s productions in the countries where it operates; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including environmental laws and regulations; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.
By:	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 16, 2011

Adecoagro S.A.
Condensed Consolidated Interim Financial Statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

Legal information
Denomination: Adecoagro S.A.
Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg
Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register: B153.681
Capital stock: 120,069,222 shares
Majority shareholder: Pampas Húmedas LLC, a Delaware limited liability company
Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America
Parent company activity: Investing
Capital stock: 27.158.693 shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2011 and December 31, 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2011	2010
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	755,089	751,992
Investment property		20,852	21,417
Intangible assets	7	28,786	28,653
Biological assets	8	144,012	104,216
Investments in joint ventures		6,182	6,271
Deferred income tax assets		57,631	67,463
Trade and other receivables	9	29,548	30,752
Other assets		25	26

Total Non-Current Assets		1,042,125	1,010,790

Current Assets
Biological assets	8	88,908	82,541
Inventories	10	96,994	57,170
Trade and other receivables	9	122,987	119,205
Derivative financial instruments		2,397	876
Cash and cash equivalents	11	451,246	70,269

Total Current Assets		762,532	330,061

TOTAL ASSETS		1,804,657	1,340,851

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	12	180,104	120,000
Share premium		925,416	563,343
Cumulative translation adjustment		20,623	11,273
Equity-settled compensation		14,001	13,659
Retained earnings		15,340	257

Equity attributable to equity holders of the parent		1,155,484	708,532

Non controlling interest		15,055	14,570

TOTAL SHAREHOLDERS EQUITY		1,170,539	723,102

LIABILITIES
Non-Current Liabilities
Trade and other payables	14	11,524	11,785
Borrowings	15	247,931	250,672
Deferred income tax liabilities		105,260	111,495
Payroll and social security liabilities	17	1,192	1,178
Provisions for other liabilities		3,930	4,606

Total Non-Current Liabilities		369,837	379,736

Current Liabilities
Trade and other payables	14	72,479	69,236
Current income tax liabilities		3,455	978
Payroll and social security liabilities	17	16,568	15,478
Borrowings	15	155,955	138,800
Derivative financial instruments		5,530	8,920
Provisions for other liabilities		10,294	4,601

Total Current Liabilities		264,281	238,013

TOTAL LIABILITIES		634,118	617,749

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,804,657	1,340,851

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month periods ended March 31, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	March 31,
	Note	2011	2010
		(unaudited)	(unaudited)
Sales of manufactured products and services rendered	19	26,341	33,181
Cost of manufactured products sold and services rendered	20	(21,944)	(35,247)

Gross Profit/(Loss) from Manufacturing Activities		4,397	(2,066)

Sales of agricultural produce and biological assets	19	31,911	19,169
Cost of agricultural produce sold and direct agricultural selling expenses	20	(31,911)	(19,169)
Initial recognition and changes in fair value of biological assets and agricultural produce		58,458	(1,967)
Changes in net realizable value of agricultural produce after harvest		2,620	1,634

Gross Profit/(Loss) from Agricultural Activities		61,078	(333)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		65,475	(2,399)

General and administrative expenses	20	(17,307)	(13,983)
Selling expenses	20	(5,870)	(6,004)
Other operating income, net	22	(5,696)	11,530

Gain/(Loss) from Operations Before Financing and Taxation		36,602	(10,856)

Finance income	23	3,423	854
Finance costs	23	(15,308)	(9,162)

Financial results, net	23	(11,885)	(8,308)

Gain/(Loss) Before Income Tax		24,717	(19,164)

Income tax (charge) / benefit	16	(9,356)	2,348

Gain/(Loss) for the Period		15,361	(16,816)

Attributable to:
Equity holders of the parent		15,083	(16,384)
Non controlling interest		278	(432)

Gains/(Losses) per share for loss attributable to the equity holders of the parent during the period:
Basic	24	0.1410	(0.2048)
Diluted	24	0.1404	n/a
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month periods ended March 31, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Gain/(Loss) for the period	15,361	(16,816)
Other comprehensive income:
Exchange differences on translating foreign operations	9,550	(10,239)

Other comprehensive income for the period	9,550	(10,239)

Total comprehensive income/(loss) for the period	24,911	(27,055)

Attributable to:
Equity holders of the parent	24,433	(26,406)
Non controlling interest	478	(649)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
			Cumulative				Non	Total
		Share	Translation	Equity-settled	Retained		Controlling	Shareholders’
	Share Capital	Premium	Adjustment	Compensation	Earnings	Subtotal	Interest	Equity

Balance at January 1, 2010	120,000	563,343	2,516	11,914	44,161	741,934	15,222	757,156
Total comprehensive loss for the period	—	—	(10,022)	—	(16,384)	(26,406)	(649)	(27,055)
Employee share options granted	—	—	—	570	—	570	12	582

Balance at March 31, 2010 (unaudited)	120,000	563,343	(7,506)	12,484	27,777	716,098	14,585	730,683

Balance at January 1, 2011	120,000	563,343	11,273	13,659	257	708,532	14,570	723,102
Total comprehensive income for the period	—	—	9,350	—	15,083	24,433	478	24,911
Net proceeds from IPO and Private placement (See Note 12)	60,104	362,073	—	—	—	422,177	—	422,177
Employee share options granted	—	—	—	342	—	342	7	349

Balance at March 31, 2011 (unaudited)	180,104	925,416	20,623	14,001	15,340	1,155,484	15,055	1,170,539

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2011 and 2010
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	March 31,
	Note	2011	2010
		(unaudited)	(unaudited)
Cash flows from operating activities:

Gain /(Loss) for the period		15,361	(16,816)
Adjustments for:
Income tax loss/(benefit)	16	9,356	(2,348)
Depreciation	20	4,192	4,069
Amortization	7	92	81
Gain from disposal of other property items	22	(218)	(242)
Employee share options granted	21	349	582
Gain/(loss) from derivative financial instruments and forwards	22, 23	4,387	(11,109)
Interest and other expense, net	23	7,648	5,074
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(49,668)	315
Changes in net realizable value of agricultural produce after harvest (unrealized)		(210)	215
Provision and allowances		5,232	(1,152)
Foreign exchange gains, net	23	1,484	2,451
Changes in operating assets and liabilities:
Decrease in trade and other receivables		1,528	5,521
Increase in inventories		(39,614)	(6,940)
Decrease in biological assets		21,683	11,081
Decrease in other assets		1	8
Decrease in derivative financial instruments		(9,287)	(4,684)
Increase in trade and other payables		2,982	1,325
Increase in payroll and social security liabilities		1,104	131
Increase in provisions for other liabilities		—	(682)

Net cash used in operating activities before interest and taxes paid		(23,598)	(13,120)
Interest paid		(6,988)	(5,168)
Income tax paid		(3,282)	1,602

Net cash used in operating activities		(33,868)	(16,686)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2011 and 2010 (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	March 31,
	Note	2011	2010
		(unaudited)	(unaudited)
Cash flows from investing activities:

Purchases of property, plant and equipment		(7,121)	(26,561)
Purchases of intangible assets	7	(1)	(9)
Purchase of cattle and non current biological assets planting cost		(15,081)	(15,054)
Interest received	23	601	303
Proceeds from sale of property, plant and equipment		278	684

Net cash used in investing activities		(21,324)	(40,637)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	12	422,177	—
Proceeds from long-term borrowings		7,500	—
Payments of long-term borrowings		(5,395)	(3,888)
Net increase in short-term borrowings		10,928	12,223

Net cash generated from financing activities		435,210	8,335

Net increase/(decrease) in cash and cash equivalents		380,018	(48,988)

Cash and cash equivalents at beginning of period		70,269	74,806

Effect of exchange rate changes on cash and cash equivalents		959	10,036

Cash and cash equivalents at end of period		451,246	35,854

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
1. General information and Reorganization
     Adecoagro S.A. (the “Company” or “Adecoagro”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.
     The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay.
     The Company is the Group’s ultimate parent company and is a Societe Anonyme corporation incorporated and domiciled in the Grand Duchy of Luxembourg. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.
     These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 13, 2011.
     Reorganization
     On October 30, 2010 the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro, as contribution in kind in exchange for 100% of the common shares of Adecoagro outstanding as of that date. (the “Reorganization”). This Reorganization was done, among other things, to facilitate the initial public offering of the Group, which occurred on January 28, 2011. Adecoagro had no prior assets, holdings or operations.
     The consolidated financial statements of Adecoagro at December 31, 2010 and for the three month period ended March 31, 2010, are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of that date. The Reorganization is retroactively reflected in the consolidated financial statements of Adecoagro as of that date, in the period in which the Reorganization occurred. The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing organization. As such, the Reorganization is a non-adjusting event under IAS 10 and therefore it is recognized retroactively in the consolidated financial statements of the period in which the Reorganization occurs.
     On January 28, 2011 the Company successfully completed an initial public offering and a private placement (see Note 12).

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2. Basis of preparation
     The information presented in the accompanying interim three-month financial statements is unaudited. In the opinion of management, the accompanying condensed consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position of the Group at March 31, 2011, results of operations and cash flows for the three months ended March 31, 2011 and 2010. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results. These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the Group’s audited December 31, 2010 annual financial statements, except as stated in (a) below. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements of the Group as of that date.
     These condensed consolidated interim financial information as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The annual financial statements for the year ended December 31, 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The condensed consolidated interim financial statements are presented in United States Dollars.
     (a) Standards, amendments and interpretations to existing standards effective in 2011
     An amendment to IAS 32 (Financial Instruments: Presentation) was issued in October 2009. The amendment clarifies that rights issues, options and warrants denominated in a currency other than the issuer’s functional currency and offered on a pro-rata basis to all owners of the same class of equity must be classified as equity. Such rights issues have so far been accounted for as liabilities. The change relates only to issues of a fixed number of shares at a fixed foreign-currency exercise price. The amendment is to be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s three-month period ended March 31, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” was issued in November 2009. The interpretation addresses the accounting treatment in cases where a company settles all or part of a financial liability by issuing equity instruments to the creditor. It is to be applied for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s three-month period ended March 31, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     The IASB issued IAS 24 (revised) in November 2009. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after 1 January 2011. Earlier application is permitted. The revised standard was effective for the Group’s three-month period ended March 31, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     In November 2009 amendments were issued to IFRIC 14 “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 (Employee Benefits). The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment was effective for the Group’s three-month period ended March 31, 2011, and did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2. Basis of preparation (continued)
     On 6 May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to seven IFRSs — as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after July 1, 2010 and January 1, 2011 (thus effective for the Group’s three-month period ended March 31, 2011), although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combination”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and separate financial statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The amendments did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.
     Seasonality of operations
     Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in our Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.
3. Financial risk management
     Risk management principles and processes
     There have been no significant changes on the risks the Group’s activities are exposed to.
     The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Strategy Committee, which focuses on timely and appropriate management of risk. This Strategy Committee has overall accountability for the identification and management of risk across the Group.
     The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk.
     The principal risks and uncertainties facing the business, which you could find in the annual Financial Statements of the Company, are the following:
•	End-product price risk
     The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts, but also includes occasionally put and call options.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management (continued)
     Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.
     The Group estimates that, for the periods ended March 31, 2011, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would increase Gain Before Income Tax by approximately US$2,703.
•	Liquidity risk
     There have been no significant changes regarding Credit Risk Group’s exposure since December 31, 2010.
•	Interest rate risk
     There have been no significant changes regarding interest rate risk’ss exposure since December 31, 2010.
     The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2011 (all amounts are shown in US dollars):

	March 31, 2011
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total
	(unaudited)
Fixed rate:
Argentine Peso	13	—	—	13
Brazilian Reais	—	83,407	—	83,407
US Dollar	39,758	7,104	1,413	48,275

Subtotal Fixed-rate borrowings	39,771	90,511	1,413	131,695

Variable rate:
Brazilian Reais	—	103,009	—	103,009
US Dollar	67,480	101,333	—	168,813

Subtotal Variable-rate borrowings	67,480	204,342	—	271,822

Total borrowings as per analysis	107,251	294,853	1,413	403,517

Finance leases	160	209	—	369

Total borrowings at March 31, 2011	107,411	295,062	1,413	403,886

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management (continued)
     At March 31, 2011, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Gain Before Income Tax for the period would decrease as follows:

	March 31, 2011
	Functional currency
	Argentine	Brazilian	Uruguayan
Rate per currency denomination	Peso	Reais	Peso	Total
	(unaudited)
Variable rate:
Brazilian Reais	—	1,030	—	1,030
US Dollar	675	1,013	—	1,688

Total effects on Gain Before Income Tax	675	2,043	—	2,718

•	Credit risk
     There have been no significant changes regarding Credit Risk Group’s exposure arising from outstanding receivables and from the use of derivative financial instruments since December 31, 2010. As of March 31, 2011, 1 bank accounted for more than 93% of the total cash deposited (HSBC).
•	Derivative financial instruments
     As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to hedge certain foreign currency cash flows and to adjust the currency composition of its assets and liabilities; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.
     The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations with that counterparty.
     Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings. Management does not expect any counterparty to fail to meet its obligations.
     Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than the Group’s. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management (continued)
     Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current. The Group did not apply hedge accounting to these instruments.
     The following table shows the outstanding positions for each type of derivative contract as of the date of each statement of financial position:
▪	Futures / Options
     As of March 31, 2011

	March 31, 2011
			Market
Type of		Notional	Value Asset/	(Loss)/ Gain
derivative contract	Tons	amount	(Liability)	(*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	34	561	67	—
Soybean	30	429	(1,090)	1,699
Wheat	1	185	(5)	(1)
Sugar	27,572	12,995	(2,135)	1,092
Coffee	851	3,216	(1,729)	(490)
Options:
Corn	20	14	74	—

Total	28,508	17,400	(4,818)	2,301

(*)	Included in line “Gain from commodity derivative financial instruments” of Note 22.
     Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.
4. Critical accounting estimates and judgments
     Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are consistent with those of the annual statements for the year ended December 31, 2010. Further discussion on critical accounting policies for the period ended March 31, 2011 is included below.
     Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
     (a) Impairment testing
     For the three-month period ended March 31, 2011 there were no new events or circumstances that indicates that an impairment had occurred.
     (b) Biological assets
     The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets and certain agricultural produce is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.
     (c) Fair value of derivatives and other financial instruments
     Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using period-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.
5. Segment information
     The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.
1.	The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.
     The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.
     The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the three-month period ended March 31, 2011(unaudited)

	Farming						Sugar,
						Farming	ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	energy	transformation	Corporate	Total
Sales of manufactured products and services rendered	31	15,555	—	713	1,089	17,388	8,953	—	—	26,341
Cost of manufactured products sold and services rendered	—	(14,594)	—	(629)	—	(15,223)	(6,721)	—	—	(21,944)

Gross Profit from Manufacturing Activities	31	961	—	84	1,089	2,165	2,232	—	—	4,397

Sales of agricultural produce and biological assets	25,740	25	4,443	1,456	247	31,911	—	—	—	31,911
Cost of agricultural produce sold and direct agricultural selling expenses	(25,740)	(25)	(4,443)	(1,456)	(247)	(31,911)	—	—	—	(31,911)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,759	9,177	2,847	(2,560)	44	33,267	25,191	—	—	58,458
Gain from changes in net realizable value of agricultural produce after harvest	2,933	—	—	(313)	—	2,620	—	—	—	2,620

Gross Profit/ (Loss) from Agricultural Activities	26,692	9,177	2,847	(2,873)	44	35,887	25,191	—	—	61,078

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	26,723	10,138	2,847	(2,789)	1,133	38,052	27,423	—	—	65,475

General and administrative expenses	(2,516)	(3,496)	(680)	(313)	(28)	(7,033)	(5,179)	—	(5,095)	(17,307)
Selling expenses	(259)	(2,599)	(76)	(114)	(12)	(3,060)	(2,810)	—	—	(5,870)
Other operating income, net	(6,629)	81	—	(549)	—	(7,097)	1,282	—	119	(5,696)

Profit/ (Loss) from Operations Before Financing and Taxation	17,319	4,124	2,091	(3,765)	1,093	20,862	20,716	—	(4,976)	36,602

Depreciation and amortization	357	385	117	118	38	1,015	3,269	—	—	4,284
Initial recognition and changes in fair value of biological assets (unrealized)	19,229	580	1,441	(319)	—	20,931	29,426	—	—	50,357
Initial recognition and changes in fair value of agricultural produce (unrealized)	762	5,025	—	(2,241)	—	3,546	(4,235)	—	—	(689)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	3,768	3,572	1,406	—	44	8,790	—	—	—	8,790
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	285	—	—	(75)	—	210	—	—	—	210
Gain from changes in net realizable value of agricultural produce after harvest (realized)	2,648	—	—	(238)	—	2,410	—	—	—	2,410

Property, plant and equipment, net	209,859	43,781	4,202	25,806	19,568	303,216	451,873	—	—	755,089
Investment property	—	—	—	—	20,852	20,852	—	—	—	20,852
Goodwill	4,892	6,943	—	1,140	316	13,291	13,406	—	—	26,697
Biological assets	46,878	3,292	8,102	22,062	302	80,636	152,284	—	—	232,920
Investment in joint ventures	—	—	6,182	—	—	6,182	—	—	—	6,182
Inventories	28,333	32,449	2,231	2,751	13	65,777	31,217	—	—	96,994

Total segment assets	289,962	86,465	20,717	51,759	41,051	489,954	648,780	—	—	1,138,734

Borrowings	67,170	42,965	10,740	16,072	—	136,947	266,939	—	—	403,886

Total segment liabilities	67,170	42,965	10,740	16,072	—	136,947	266,939	—	—	403,886

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the three-month period ended March 31, 2010 (unaudited)

	Farming						Sugar,
						Farming	ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	energy	transformation	Corporate	Total
Sales of manufactured products and services rendered	61	14,462	—	2,173	703	17,399	15,782	—	—	33,181
Cost of manufactured products sold and services rendered	—	(13,556)	—	(2,059)	—	(15,615)	(19,632)	—	—	(35,247)

Gross Profit from Manufacturing Activities	61	906	—	114	703	1,784	(3,850)	—	—	(2,066)

Sales of agricultural produce and biological assets	14,764	9	2,469	1,051	827	19,120	49	—	—	19,169
Cost of agricultural produce sold and direct agricultural selling expenses	(14,764)	(9)	(2,469)	(1,051)	(827)	(19,120)	(49)	—	—	(19,169)
Initial recognition and changes in fair value of biological assets and agricultural produce	11,293	2,986	1,791	(1,367)	173	14,876	(16,843)	—	—	(1,967)
Gain from changes in net realizable value of agricultural produce after harvest	1,660	—	—	(26)	—	1,634	—	—	—	1,634

Gross Profit/ (Loss) from Agricultural Activities	12,953	2,986	1,791	(1,393)	173	16,510	(16,843)	—	—	(333)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	13,014	3,892	1,791	(1,279)	876	18,294	(20,693)	—	—	(2,399)

General and administrative expenses	(1,847)	(1,294)	(654)	(341)	(116)	(4,252)	(5,434)	—	(4,297)	(13,983)
Selling expenses	(179)	(1,929)	(87)	(250)	(26)	(2,471)	(3,533)	—	—	(6,004)
Other operating income, net	1,918	166	—	(18)	—	2,066	9,891	—	(427)	11,530

Profit/ (Loss) from Operations Before Financing and Taxation	12,906	835	1,050	(1,888)	734	13,637	(19,769)	—	(4,724)	(10,856)

Depreciation and amortization	502	448	93	20	121	1,184	2,966	—	—	4,150
Initial recognition and changes in fair value of biological assets (unrealized)	9,948	1,662	1,299	(267)	(39)	12,603	(13,809)	—	—	(1,206)
Initial recognition and changes in fair value of agricultural produce (unrealized)	516	2,574	—	(1,100)	—	1,990	(1,099)	—	—	891
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	829	(1,250)	492	—	212	283	(1,935)	—	—	(1,652)
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	(134)	—	—	(81)	—	(215)	—	—	—	(215)
Gain from changes in net realizable value of agricultural produce after harvest (realized)	1,794	—	—	55	—	1,849	—	—	—	1,849

As of December 31, 2010:
Property, plant and equipment, net	204.454	50,898	4,202	25,265	18,831	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,672	7,023	577	1,115	—	13,387	13,107	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,050,101

Borrowings	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Total segment liabilities	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
     Total segment assets are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.
     Total segment liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These liabilities are allocated based on the operations of the segment.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment
     Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2011 and 2010 were as follows:

				Machinery,
				equipment,
		Farmland	Buildings and	furniture and	Computer		Work in
	Farmlands	improvements	facilities	fittings	equipment	Vehicles	progress	Total
Three-month period ended March 31, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(5,787)	(12)	(2,171)	(3,886)	(34)	(20)	(2,284)	(14,194)
Additions	13	—	232	2,464	81	117	30,200	33,107
Transfers	—	—	811	1,282	45	—	(2,138)	—
Disposals	—	(157)	(110)	(131)	(28)	(16)	—	(442)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	1,890	1,890
Depreciation charge (Note 20)	—	(43)	(1,545)	(4,969)	(124)	(76)	—	(6,757)

Closing net book amount	294,098	222	99,871	165,408	1,322	1,067	134,494	696,482

At March 31, 2010 (unaudited)
Cost	294,098	3,031	119,971	228,061	2,173	2,582	134,494	784,410
Accumulated depreciation	—	(2,809)	(20,100)	(62,653)	(851)	(1,515)	—	(87,928)

Net book amount	294,098	222	99,871	165,408	1,322	1,067	134,494	696,482

Three-month period ended March 31, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(1,587)	(9)	3,391	5,161	32	(20)	202	7,170
Additions	—	—	236	3,150	112	61	3,682	7,241
Transfers	—	—	1,360	2,165	133	—	(3,658)	—
Disposals	—	—	—	(60)	—	—	—	(60)
Reclassification to non-income tax credits (*)	—	—	—	(966)	—	—	—	(966)
Depreciation charge (Note 20)	—	(28)	(2,268)	(7,765)	(142)	(85)	—	(10,288)

Closing net book amount	303,825	208	167,967	241,595	1,737	1,059	38,698	755,089

At March 31, 2011 (unaudited)
Cost	303,825	3,032	196,077	332,392	3,007	2,820	38,698	879,851
Accumulated depreciation	—	(2,824)	(28,110)	(90,797)	(1,270)	(1,761)	—	(124,762)

Net book amount	303,825	208	167,967	241,595	1,737	1,059	38,698	755,089

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 9).
     An amount of US$8,997 and US$3,688 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the three-month periods ended March 31, 2011 and 2010, respectively. An amount of US$1,291 and US$3,069 of depreciation charges are included in “General and administrative expenses” for the three-month periods ended March 31, 2011 and 2010, respectively. An amount of US$6,090 and 2,688 of depreciation charge were not charged in the result of the period and were capitalized in “Inventories”.
     As of March 31, 2011, borrowing costs of US$120 (March 31, 2010: US$1,873) were capitalized as components of the cost of acquisition or construction of qualifying assets.
     Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$362,981 as of March 31, 2011.
     As of March 31, 2011, included within property, plant and equipment balances are US$0.4 million related to the net book value of assets under finance leases.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
7. Intangible assets
     Changes in the Group’s intangible assets in the three-month periods ended March 31, 2011 and 2010 were as follows:

	Goodwill	Trademarks	Software	Total
Three-month period ended March 31, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	(336)	(194)	75	(455)
Additions	—	—	9	9
Amortization charge (i) (20)	—	(47)	(34)	(81)

Closing net book amount	19,617	1,315	400	21,332

At March 31, 2010 (unaudited)
Cost	19,617	2,038	693	22,348
Accumulated amortization	—	(723)	(293)	(1,016)

Net book amount	19,617	1,315	400	21,332

Three-month period ended March 31, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	203	14	7	224
Additions	—	—	1	1
Acquisition of subsidiary	—	—	—	—
Disposals	—	—	—	—
Amortization charge (ii) (Note 20)	—	(53)	(39)	(92)

Closing net book amount	26,697	1,845	244	28,786

At March 31, 2011 (unaudited)
Cost	26,697	2,787	675	30,159
Accumulated amortization	—	(942)	(431)	(1,373)

Net book amount	26,697	1,845	244	28,786

(i)	For the three-month period ended March 31, 2011 an amount of US$39 and US$53 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii)	For the three-month period ended March 31, 2010 an amount of US$34 and US$47 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
     The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of December 31, 2010, except for goodwill related to the Coffee and Sugar, ethanol and energy segments, which was tested as of September 30, 2010.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
8. Biological assets
     Changes in the Group’s biological assets in the three-month periods ended March 31, 2011 and 2010 were as follows:

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Beginning of the period	186,757	230,454
Initial recognition and changes in fair value of biological assets (i)	58,458	(1,967)
Decrease due to harvest	(60,327)	(41,093)
Decrease due to sales	(417)	(680)
Costs incurred during the period	45,352	47,399
Exchange differences	3,097	(4,959)

End of the period	232,920	229,154

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$25,522 (gain) for the three-month period ended March 31, 2011 (2010: US$16,246 - loss). In 2011, an amount of US$34,748 (2010: US$5,039) was attributable to price changes, and an amount of US$ (9,226) (2010: US$11,207) was attributable to physical changes.
     Biological assets as of March 31, 2011 and December 31, 2010 were as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)	(unaudited)
Non-current
Cattle for dairy production (i)	8,102	7,130
Other cattle (ii)	39	39
Sown land — coffee (iii)	16,632	18,600
Sown land — sugarcane (iii)	119,239	78,447

	144,012	104,216

Current
Other cattle (iv)	263	362
Sown land — coffee (v)	5,430	2,977
Sown land — sugarcane (v)	33,045	26,400
Sown land — crops (ii)	46,878	31,247
Sown land — rice (ii)	3,292	21,555

	88,908	82,541

Total biological assets	232,920	186,757

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as bearer and immature biological assets.

(iv)	As of March 31, 2011, and amount of US$18 (December 31, 2010: 186) was classified as consumable and mature biological assets, and an amount of US$245 (December 31, 2010: 176) was classified as consumable and immature biological assets.

(v)	As of March 31, 2011, and amount of US$31,152 (December 31, 2010: nil) was classified as bearer and mature biological assets, and an amount of US$7,323 (December 31, 2010: 29,377) was classified as bearer and immature biological assets.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
8. Biological assets (continued)
     The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$57,888 and US$41,585 for the three-month periods ended March 31, 2011 and 2010, respectively.
9. Trade and other receivables, net

	March 31,	December 31,
	2011	2010
	(unaudited)
Non current
Income tax credits	4,250	3,628
Non-income tax credits (i)	7,657	8,681
Receivable from disposal of subsidiary (ii)	13,796	13,656
Cash collateral	2,975	3,079
Other receivables	870	1,708

Non current portion	29,548	30,752

Current
Trade receivables	32,014	32,702
Receivables from related parties (Note 25)	2,799	1,662
Less: Allowance for trade receivables	(1,394)	(1,323)

Trade receivables — net	33,419	33,041

Prepaid expenses	11,141	8,299
Advances to suppliers	13,467	14,274
Income tax credits	6,491	6,954
Non-income tax credits (i)	40,408	38,006
Cash collateral	1,345	2,342
Receivable from disposal of subsidiary (ii)	10,572	10,432
Receivable with related parties (Note 25)	—	291
Other receivables	6,144	5,566

Subtotal	89,568	86,164

Current portion	122,987	119,205

Total trade and other receivables, net	152,535	149,957

(i)	Includes US$9,663 and US$6,721 reclassified from property, plant and equipment as of March 31, 2011 and December 31, 2010, respectively.

(ii)	Relates to the sale of a subsidiary (comprising mainly of a farmland business) for which total net proceeds of US$24,368 million have not been fully collected as of March 31, 2011.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Trade and other receivables, net (continued)
     The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.
     The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31,	December 31,
	2011	2010
	(unaudited)
Currency
US Dollar	51,533	53,561
Argentine Peso	44,552	38,977
Uruguayan Peso	705	697
Brazilian Reais	55,745	56,722

	152,535	149,957

     As of March 31, 2011 trade receivables of US$15,789 (December 31, 2010: US$9,379) were past due but not impaired. The ageing analysis of these receivables is as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)
Up to 3 months	12,504	7,929
3 to 6 months	2,047	542
Over 6 months	1,238	908

	15,789	9,379

     The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.
     The other classes within other receivables do not contain impaired assets.
     The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.
     As of March 31, 2011 and December 31, 2010, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At March 31, 2011, 1 bank — HSBC — accounted for more than 93% of the total cash deposited.
     The remaining amount of cash and cash equivalents relates to cash in hand. The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.
     The Group arranged the interest rate swaps with Citibank N.A. (United States), HSBC S.A. (Brazil) and Banco Pine S.A. (Brazil). Crop commodity futures are traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
10. Inventories

	March 31,	December 31,
	2011	2010
	(unaudited)
Raw materials	41,742	25,292
Finished goods	54,055	25,601
Stocks held by third parties	1,197	6,267
Others	—	10

	96,994	57,170

     The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$19,113 for the three-month periods ended March 31, 2011. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$23,501 for the three-month periods ended March 31, 2011.
11. Cash and cash equivalents

	March 31,	December 31,
	2011	2010
	(unaudited)
Cash at bank and on hand	25,339	31,768
Short-term bank deposits	425,907	38,501

	451,246	70,269

12. Shareholders’ contributions

	Number of shares	Share capital and
	(thousands)	share premium
At January 1, 2010	120,000	683,343
At March 31, 2010	120,000	683,343

At January 1, 2011	120,000	683,343
At January 24, 2011, after reverse split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	422,177
At March 31, 2011	120,069	1,105,520

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$1 to US$1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.

(2)	Initial Public Offering and private placement
     On January 28, 2011 the Company successfully completed an initial public offering of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$359 million.
     On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$10,65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$79 million.
12. Shareholders’ contributions (continued)
     The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.
     The related transaction costs totaling US$16,002 have been netted off with the deemed proceeds, on the Share premium issued.
13. Equity-settled share-based payments
     The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries.
     For the three-month periods ended March 31, 2011 and 2010 the Group incurred US$0.3 million and
     US$0.6 million respectively, related to the options granted under the Option Schemes.
     The fair value of the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.
     Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

	May	May	May	Feb	Oct	Dec	Jan	Nov
Grant Date	2004	2005	2006	2006	2006	2007	2009	2009
Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5.77	5.37	4.97	5.05	4.8	6.5	6.5	6.5
Risk free rate	3.46%	3.56%	4.46%	4.13%	4.14%	3.22%	1.85%	2.31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$2.21	$2.10	$3.03	$2.51	$2.97	$4.78	$3.52	$3.78
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0.17%	0.56%	0.92%
Exercise price	$5.83	$5.83	$5.83	$7.11	$8.62	$12.82	$13.40	$13.40

	Jan	Jan	Jun	Sep	Sep
Grant Date	2010	2010	2010	2010	2010
Expected volatility	22%	22%	22%	22%	22%
Expected life	6.5	6.5	6.5	6.5	6.5
Risk free rate	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value per option	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	1.05%	1.05%	1.55%	1.76%	1.76%
Exercise price	$12.82	$13.40	$13.40	$13.40	$12.82

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Equity-settled share-based payments (continued)
     Since the Group’s shares are not publicly traded expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.
     Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:
     2004 Incentive Option Plan

	March 31, 2011		March 31, 2010
	Average		Average
	exercise		exercise
	price per	Options	price per	Options
	share	(thousands)	share	(thousands)
At January 1	6.67	2,176	1.15	13,992
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

At March 31	6.67	2,176	1.15	13,992

     2007/2008 Equity Incentive Plan

	March 31, 2011		March 31, 2010
	Average		Average
	exercise		exercise
	price per	Options	price per	Options
	share	(thousands)	share	(thousands)
At January 1	13.05	2,113	2.24	11,831
Granted	—	—	2.24	675
Forfeited	12.82	(46)	—	—
Exercised	—	—	—	—
Expired	—	—	—	—

At March 31	13.05	2,067	2.24	12,506

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Equity-settled share-based payments (continued)
     Options outstanding under the plans have the following expiry date and exercise prices:
     2004 Incentive Option Plan

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	March 31, 2011	March 31, 2010
May 1, 2014	5.83	674	3,926
May 1, 2015	5.83	556	3,333
May 1, 2016	5.83	229	1,869
February 16, 2016	7.11	110	641
October 1, 2016	8.62	607	4,223
     2007/2008 Equity Incentive Plan

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	March 31, 2011	March 31, 2010
Dec 1, 2017	12.82	1,151	7,488
Jan 30, 2019	13.40	700	4,078
Nov 1, 2019	13.40	18	104
Jan 30, 2020	12.82	35	204
Jan 30, 2020	13.40	81	471
Jun 30, 2020	13.40	22	—
Sep 1, 2020	13.40	44	—
Sep 1, 2020	12.82	15	—
     The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares
in thousands
2011	3.423
2010	3.253
2009	3.057
     On March 30, 2011, the Board of Directors of the Company approved the awarded of 331,135 shares under the Adecoagro’s Restricted Shares Plan as compensation to senior and medium management and key employees.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
14. Trade and other payables

	March 31,	December 31,
	2011	2010
	(unaudited)
Non-current
Trade payables	4,204	4,239
Payable from acquisition of subsidiary	5,340	5,802
Taxes payable	1,310	1,331
Other payables	670	413

	11,524	11,785

Current
Trade payables	56,848	49,597
Payable from acquisition of subsidiary	5,290	5,802
Advances from customers	1,388	2,560
Amounts due to related parties (Note 25)	1,369	4,892
Taxes payable	4,513	4,967
Other payables	3,071	1,418

	72,479	69,236

Total trade and other payables	84,003	81,021

15. Borrowings

	March 31,	December 31,
	2011	2010
	(unaudited)
Non-current
Syndicated loan (*)	20,000	20,000
BNDES loan (*)	68,699	70,149
IDB facility (*)	42,092	42,837
Brazil Loan (*)	42,979	42,792
Deustche Bank loan (*)	32,000	35,000
Other bank borrowings	42,116	39,813
Obligations under finance leases	45	81

	247,931	250,672

Current
Bank overdrafts	1,033	209
Syndicated loan (*)	10,416	10,165
BNDES loan (*)	12,147	11,901
IDB facility (*)	18,433	16,384
Brazil Loan (*)	3,528	4,317
Deustche Bank loan (*)	18,379	15,379
Other bank borrowings	91,695	80,078
Obligations under finance leases	324	367

	155,955	138,800

Total borrowings	403,886	389,472

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
15. Borrowings (continued)
     As of March 31, 2011, total bank borrowings include collateralized liabilities of US$ 299,880 (December 31, 2010: US$ 350,654). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.
     The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)
Fixed rate:
Less than 1 year	57,119	52,326
Between 1 and 2 years	26,844	22,425
Between 2 and 3 years	8,556	7,661
Between 3 and 4 years	8,332	7,394
Between 4 and 5 years	6,632	5,920
More than 5 years	24,214	22,555

	131,697	118,281

Variable rate:
Less than 1 year	98,512	86,107
Between 1 and 2 years	73,046	70,905
Between 2 and 3 years	46,877	54,436
Between 3 and 4 years	16,196	17,506
Between 4 and 5 years	14,981	15,619
More than 5 years	22,208	26,170

	271,820	270,743

	403,517	389,024

     The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31,	December 31,
	2011	2010
	(unaudited)
Currency
Argentine Peso	13	13
US Dollar	217,248	199,182
Uruguayan Peso	—	62
Brazilian Reais	186,625	190,215

	403,886	389,472

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
15. Borrowings (continued)
     Obligations under finance leases
     Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.
     Gross finance lease liabilities — minimum lease payments:

	March 31,	December 31,
	2011	2010
	(unaudited)
Not later than one year	333	396
Later than one year and not later than five years	45	81

	378	477
Future finance charges on finance leases	(9)	(29)

Present value of finance lease liabilities	369	448

The present value of finance lease liabilities is as follows:

	March 31,	December 31,
	2011	2010
	(unaudited)
Not later than one year	324	367
Later than one year and not later than five years	45	81

	369	448

     Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at March 31, 2011 was 8.29% (December 31, 2010: 10.67%).
16. Taxation
     Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Current income tax	(2,723)	220
Deferred income tax	(6,633)	2,128

Income tax (charge) / benefit	(9,356)	2,348

     There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2010.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
16.	Taxation (continued)
     The gross movement on the deferred income tax account is as follows:

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Beginning of period	44,032	61,932
Exchange differences	(3,036)	(1,935)
Income tax charge / (benefit)	6,633	(2,128)

End of period	47,629	57,869

     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	9,800	(6,331)
Non-deductible items	(1,133)	(777)
Unused tax losses, net	901	4,328
Others	(212)	432

Income tax charge / (benefit)	9,356	(2,348)

17. Payroll and social security liabilities

	March 31,	December 31,
	2011	2010
	(unaudited)
Non-current
Social security payable	1,192	1,178

	1,192	1,178

Current
Salaries payable	4,793	3,471
Social security payable	1,932	2,223
Provision for vacations	5,249	6,155
Provision for bonuses	4,594	3,629

	16,568	15,478

Total payroll and social security liabilities	17,760	16,656

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
18. Provisions for other liabilities
     The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2010.
19. Sales

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	3,510	12,942
Sugar	5,232	2,657
Rice	15,431	14,285
Energy	161	137
Operating leases	1,089	602
Coffee	713	2,173
Services	155	339
Others	50	46

	26,341	33,181

Sales of agricultural produce and biological assets:
Soybean	3,925	4,104
Cattle for dairy production	373	172
Other cattle	247	827
Corn	12,917	6,232
Cotton	—	924
Milk	4,070	2,297
Wheat	3,962	2,155
Coffee	1,456	1,051
Sunflower	3,800	627
Barley	449	242
Seeds	19	9
Sorghum	571	219
Others	122	310

	31,911	19,169

Total sales	58,252	52,350

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
19. Sales (continued)
     Commitments to sell commodities at a future date
     The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.
     The notional amount of these contracts is US$ 122.6 million as of March 31, 2011 (2010: US$ 61.3 million) comprised primarily of 115,440 tons of sugar (US$ 81.15 million), 103,743 tons of soybean (U$S 27,4 million), 39,611 tons of corn (US$ 5.3 million) and 1,663 tons of cotton (U$S 4.6 million) which expire between April 2011 and October 2011.
20. Expenses by nature
     The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	28,191	18,659
Raw materials and consumables used in manufacturing activities	14,340	21,309
Services	2,189	3,035
Salaries and social security expenses (Note 21)	11,157	12,275
Depreciation and amortization	4,284	4,150
Taxes (*)	2,197	683
Maintenance and repairs	2,905	3,082
Lease expense and similar arrangements (**)	535	634
Freights	3,282	2,494
Export taxes / selling taxes	2,197	3,152
Fuel and lubricants	874	1,582
Others	4,881	3,348

Total expenses by nature	77,032	74,403

(*)	Excludes export taxes and selling taxes.

(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.
     For the three-month period ended March 31, 2011, an amount of US$ 21,944 is included as “cost of manufactured products sold and services rendered” (March 31, 2010: US$ 35,247); an amount of US$ 31,911 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (March 31, 2010: US$ 19,169); an amount of US$ 17,307 is included in “general and administrative expenses” (March 31, 2010: US$ 13,983); and an amount of US$ 5,870 is included in “selling expenses” as described above (March 31, 2010: US$ 6,004).

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
21. Salaries and social security expenses

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Wages and salaries	8,968	9,298
Social security costs	1,840	2,395
Equity-settled share-based compensation	349	582

	11,157	12,275

Number of employees	5,529	5,108

22. Other operating income, net

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Gain from commodity derivative financial instruments	1,486	11,007
Loss from onerous contracts — forwards	(7,344)	—
Gain from disposal of other property items	218	242
Others	(56)	281

	(5,696)	11,530

23. Financial results, net

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Finance income:
- Interest income	601	303
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,471	102
- Other income	1,351	449

Finance income	3,423	854

Finance costs:
- Interest expense	(9,417)	(5,377)
- Foreign exchange losses, net	(1,484)	(2,451)
- Taxes	(441)	(353)
- Other expenses	(3,966)	(981)

Finance costs	(15,308)	(9,162)

Total financial results, net	(11,885)	(8,308)

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
24. Earnings per share
     (a) Basic
     Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period (Note 12).

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Gain/(loss) attributable to equity holders of the Group	15,083	(16,384)
Weighted average number of shares in issue (thousands)	106,936	80,000

Basic gains/(losses) per share	0.1410	(0.2048)

     (b) Diluted
     Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these equity-settled share options, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options.

	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
Gain / (loss) attributable to equity holders of the Group	15,083	(16,384)

Weighted average number of shares in issue (thousands)	106,936	80,000
Adjustments for:
Weighted average number of shares that would have been issued at average market price (thousands)	483	3,127

Weighted average number of shares for diluted earnings per share (thousands)	107,419	83,127

Diluted earnings per share	0.1404	n/a (*)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at March 31, 2010. All shares are anti-dilutive in a loss period because they would decrease a loss per share.
     As explained in Note 12, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
25. Related-party transactions
     The following is a summary of the balances and transactions with related parties:

			Income (loss) included in		Balance receivable
			the statement of income		(payable)
		Description of	March 31,	March 31,	March 31,	December
Related party	Relationship	transaction	2011	2010	2011	31, 2010
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	4,070	2,297		—
		Receivables from related parties (Note 9)			2,799	1,662
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	—	254		—
		Receivables from related parties (Note 9)			—	291
		Payables (Note 14)			(1,369)	(4,892)

Ospraie	(i)	Consent fee (iii)	(3,000)	—	—	—

Management and selected employees	Employment	Compensation selected employees (iv)	(1,520)	(1,618)	(14,001)	(13,659)

(i)	Shareholder or affiliate of shareholder of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

(iv)	Includes compensation expense under equity-settled share-based payments (Note 13).
26. Events after the date of the statement of financial position
     The Company intend to use approximately $230 million of the net proceeds from the Initial Public Offering and the Al Gharrafa Transaction to finance part of the construction costs of Ivinhema, the new sugar and ethanol mill in Brazil. Considering this, during April 2011, and in order to hedge the fluctuation of the Brazilian Real against the US dollar, the company bought a Zero Coupon Note from Deutsche bank for an amount of Reais 328,410,000, where the amount of Brazilian Reales to receive at maturity are fixed.